Filed Pursuant to Rule 424(b)(3)

Registration No. 333-185376

Prospectus Supplement No. 1

(To Prospectus dated June 4, 2013)

Dynegy Inc.

32,459,817 Shares Common Stock

This Prospectus Supplement, dated August 1, 2013 (the “Supplement”), is being filed to update, amend and supplement the information previously included in our prospectus, dated June 4, 2013 (the “Prospectus”), with the information contained in Item 1.02 in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2013 (the “Current Report”).  Accordingly, we have attached the Current Report to this Supplement.  This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to the resale of up to 32,459,817 shares of our common stock by the selling stockholder named in the Prospectus.

Our common stock is currently listed on the New York Stock Exchange, which we refer to as the NYSE, under the symbol “DYN.”  On July 31, 2013, the last reported sale price on the NYSE of our common stock was $20.84.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Supplement is August 1, 2013.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)

August 1, 2013 (July 31, 2013)

DYNEGY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33443	20-5653152
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

601 Travis, Suite 1400, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(713) 507-6400

(Registrant’s telephone number, including area code)

N.A.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02                                           Termination of a Material Definitive Agreement.

As previously disclosed, the United States Bankruptcy Court for the Southern District of New York, Poughkeepsie Division (the “Bankruptcy Court”) approved the asset purchase agreement (the “Asset Purchase Agreement”) of Dynegy Danskammer, L.L.C. (“Danskammer”), an indirect subsidiary of Dynegy Inc. (“Dynegy”), with ICS NY Holdings, LLC (“Purchaser”) regarding the sale of the Danskammer power generation facility and associated real property to Purchaser (the “Transaction”). The Bankruptcy Court ordered the Purchaser to close the Transaction by July 31, 2013. The Purchaser did not close and Danskammer has terminated its obligations under the Asset Purchase Agreement. Danskammer and its affiliated debtors (the “Debtors”) are actively marketing the Danskammer assets. Should the Debtors be unable to find a purchaser for the assets, the Debtors will evaluate all alternatives for the Danskammer assets including liquidation of the remaining assets or conversion of the Danskammer Chapter 11 case to Chapter 7 liquidation under the United States Bankruptcy Code. In such event, the proceeds from the Dynegy Roseton, L.L.C. facility sale transaction will be distributed pursuant to the Amended Chapter 11 Joint Plan of Liquidation, including any modification thereto.

Item 2.02                                           Results of Operations and Financial Condition.

On August 1, 2013, Dynegy issued a press release announcing its second quarter 2013 financial results, updating its 2013 guidance estimates and providing an AER transaction update. A copy of Dynegy’s August 1, 2013 press release is furnished herewith as Exhibit 99.1 and is incorporated herein by this reference. Dynegy management will hold an investor conference call and webcast at 9 a.m. ET/8 a.m. CT on Thursday August 1, 2013 to review its second quarter 2013 financial results and related information. Participants may access the webcast and the related presentation materials in the Investor Relations section of Dynegy’s website (www.dynegy.com), the replay of which will remain accessible until the date Dynegy’s third quarter 2013 financial results are available.

Pursuant to General Instruction B.2 of Form 8-K and Securities and Exchange Commission (the “SEC”) Release No. 33-8176, the information contained in the press release furnished as an exhibit hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing. In addition, the press release contains statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth in such press release.

Non-GAAP Financial Information

In analyzing and planning for Dynegy’s business, management supplements Dynegy’s use of GAAP financial measures with non-GAAP financial measures, including EBITDA, Adjusted EBITDA and Free Cash Flow. These non-GAAP financial measures reflect an additional way of viewing aspects of Dynegy’s business that, when viewed with its GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, may provide a more complete understanding of factors and trends affecting its business. In this Form 8-K, Dynegy discusses such non-GAAP financial measures included in the press release, including definitions of such non-GAAP financial information, identification of the most directly comparable GAAP financial measures and the reasons why management believes these measures provide useful information regarding Dynegy’s financial condition, results of operations and cash flows, as applicable, and, to the extent material, the additional purposes, if any, for which these measures are used. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures, to the extent available without unreasonable effort, are contained in the schedules attached to the press release.

EBITDA Measures.

“EBITDA” – is defined as earnings (loss) before interest expense, income tax expense (benefit), and depreciation and amortization expense.

“Adjusted EBITDA” – is defined as EBITDA adjusted to exclude (i) gains or losses on the sale of certain assets, (ii) the impacts of mark-to-market changes on economic hedges related to Dynegy’s generation portfolio, (iii) the impact of impairment charges and certain other costs such as those associated with the acquisition of AER, internal reorganization and bankruptcy proceedings, (iv) amortization of intangible assets and liabilities, (v) income or loss associated with discontinued operations and (vi) income or expense on up-front premiums received or paid for financial options in periods other than the strike periods. Enterprise-wide Adjusted EBITDA includes the Adjusted EBITDA for legacy Dynegy for the periods prior to the merger of Dynegy Holdings, LLC with and into legacy Dynegy, with Dynegy continuing as the surviving legal entity.

Enterprise-wide Adjusted EBITDA is meant to reflect the operating performance of Dynegy’s entire power generation fleet for the period presented; consequently, it excludes the impact of mark-to-market accounting, impairment charges, gains and losses on sales of assets and other items that could be considered “non-operating” or “non-core” in nature. Because EBITDA and Adjusted EBITDA are financial measures that management uses to allocate resources, determine Dynegy’s ability to fund capital expenditures, assess performance against Dynegy’s peers and evaluate overall financial performance, management believes they provide useful information for Dynegy’s investors. In addition, many analysts, fund managers and other stakeholders that communicate with Dynegy typically request its financial results in an EBITDA and Adjusted EBITDA format presented on an enterprise-wide basis.

As prescribed by the SEC, when EBITDA or Adjusted EBITDA is discussed in reference to performance on a consolidated basis, the most directly comparable GAAP financial measure to EBITDA and Adjusted EBITDA is Net income (loss). Management does not analyze interest expense and income taxes on a segment level; therefore, the most directly comparable GAAP financial measure to EBITDA or Adjusted EBITDA when performance is discussed on a segment level is Operating income (loss).

2

Cash Flow Measure. Dynegy’s non-GAAP Cash Flow measure may not be representative of the amount of residual cash flow that is available to Dynegy for discretionary expenditures, since it may not include deductions for mandatory debt service requirements and other non-discretionary expenditures. Management believes, however, that Dynegy’s non-GAAP Cash Flow measure is useful because it measures the cash generating ability of Dynegy’s operating asset-based energy business relative to its capital expenditure obligations and financial performance.

“Free Cash Flow” — is defined as cash flow from operations less maintenance and environmental capital expenditures and debt refinance costs plus restricted cash posted as collateral. The most directly comparable GAAP financial measure to such measure is cash flow from operations.

Management believes that the historical non-GAAP measures and forward-looking non-GAAP measures disclosed in Dynegy’s filings are only useful as an additional tool to help management and investors make informed decisions about Dynegy’s financial and operating performance. Further there can be no assurance that the assumptions made in preparing forward-looking non-GAAP numbers will prove accurate, and actual results may be materially less or greater than those contained in the forward-looking non-GAAP numbers.  By definition, non-GAAP measures do not give a full understanding of Dynegy; therefore, to be truly valuable, they must be used in conjunction with the comparable GAAP measures. In addition, non-GAAP financial measures are not standardized; therefore, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. Dynegy strongly encourages investors to review its consolidated financial statements and publicly filed reports in their entirety and not rely on any single financial measure.

Item 7.01                                           Regulation FD Disclosure.

The information set forth in Item 1.02 above is incorporated herein by reference.

Item 9.01                                           Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit No.	Document

99.1	Press release dated August 1, 2013, announcing results of operations

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEGY INC.
(Registrant)

Dated: August 1, 2013	By:	/s/ Catherine B. Callaway
	Name:	Catherine B. Callaway
	Title:	Executive Vice President, Chief Compliance Officer and General Counsel

4

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press release dated August 1, 2013, announcing results of operations

5

Exhibit 99.1

NEWS RELEASE

Dynegy Inc. • 601 Travis Street • Suite 1400 • Houston, Texas • 77002 • www.dynegy.com

FOR IMMEDIATE RELEASE	NR13-16

DYNEGY ANNOUNCES SECOND QUARTER 2013 RESULTS, UPDATES GUIDANCE AND PROVIDES AER INTEGRATION UPDATE

Second quarter and first half 2013 summary:

•                  $8 million in Enterprise-wide Adjusted EBITDA for the quarter compared to $11 million in the second quarter 2012

•                  $51 million in Enterprise-wide Adjusted EBITDA year to date compared to $49 million in the first half of 2012

•                  $787 million in liquidity at July 26, 2013, including $500 million in cash and cash equivalents

•                  Completed $1.3 billion refinancing and placed a $475 million revolving credit facility, which together released $335 million in restricted cash and lowered annual interest payments by approximately $100 million annually as compared to October 1, 2012 levels

Guidance update:

•                  Enterprise-wide Adjusted EBITDA guidance range lowered by $50 million to $200-$225 million as an increase in the Gas segment Adjusted EBITDA guidance range was more than offset by a decrease in the Coal segment Adjusted EBITDA guidance range

•                  Free cash flow guidance increased by $50 million to $190-$215 million

AER update:

•                  Filed variance petition with the Illinois Pollution Control Board on July 22, 2013

•                  Annual synergy target revised upward from $60 million to $75 million

HOUSTON (August 1, 2013) — Dynegy Inc. (NYSE: DYN) reported second quarter 2013 Enterprise-wide Adjusted EBITDA of $8 million compared to $11 million for the same period in 2012. The Company’s operating loss was $111 million for the second quarter 2013 compared to an operating loss of $8 million for the same period in 2012. The net loss was $145 million for the second quarter 2013 compared to a net loss of $69 million for the same period in 2012. During 2012, Dynegy’s operating loss and net loss only included results from the Coal segment after June 5, 2012.

For the first half of 2013, Enterprise-wide Adjusted EBITDA was $51 million compared to $49 million for the same period in 2012. The operating loss for the first half of 2013 was $226 million compared to operating income of $4 million in the first half of 2012. The net loss for the first half of 2013 totaled $287 million compared to a net loss of $1,151 million for the first half of 2012. During 2012, Dynegy’s operating loss and net loss only included results from the Coal segment after June 5, 2012.

“Our Gas segment delivered a strong quarter despite a number of planned outages while our Coal segment results were negatively impacted by extended outages and transmission congestion in southern Illinois. As a result, the Gas segment is expected to exceed its previously established guidance range whereas the Coal segment’s downward revision results in the lowering of our overall Adjusted EBITDA guidance for 2013. In addition, our successful second quarter refinancing enables us to revise upward free cash flow guidance for 2013 by $50 million. Progress in addressing congestion impacting the coal segment, both near and longer term, continued as we have executed a number of commercial hedges to increase protection from this congestion and identified specific transmission system constraints we plan to address and alleviate,” said Dynegy President and Chief Executive Officer Robert C. Flexon. “We remain focused on closing the Ameren Energy Resources acquisition during the fourth quarter and on July 22, we filed a variance petition with the Illinois Pollution Control Board which remains a critical step in the approval process and is a closing condition. We made significant progress with integration during the quarter including our annual synergy analysis resulting in an upward revision from $60 million to $75 million.”

Comparative Results by Segment

	Successor
	Three Months Ended June 30, 2013 (in millions)
	Coal	Gas	Other	Total
Operating Loss (2)	$(49)	$(36)	$(26)	$(111)
Plus / (Less):
Depreciation expense	10	39	—	49
Bankruptcy reorganization items, net	—	—	(2)	(2)
Other items, net	—	(1)	(8)	(9)
EBITDA (1)	(39)	2	(36)	(73)
Plus / (Less):
Bankruptcy reorganization items, net	—	—	2	2
Acquisition and integration costs	—	—	1	1
Mark-to-market (income) loss, net	(18)	19	—	1
Amortization of intangible assets and liabilities (3)	33	31	—	64
Change in fair value of common stock warrants	—	—	9	9
Restructuring costs and other expenses	—	—	3	3
Other	—	1	—	1
Enterprise-wide Adjusted EBITDA (1)	$(24)	$53	$(21)	$8

(1) The non-GAAP financial measures of EBITDA and Adjusted EBITDA are used by management to evaluate Dynegy’s business on an ongoing basis.  Definitions, purposes and uses of such non-GAAP measures are included in Item 2.02 of our Current Report on Form 8-K filed with the SEC on August 1, 2013, which is available on the Company’s website: www.dynegy.com. Reconciliations of these measures to the most directly comparable GAAP measures are included in the accompanying schedules to this news release. General and administrative expenses are not allocated to each segment and are included in the Other segment.

(2) As a result of the application of fresh-start accounting on the Chapter 11 Plan Effective Date, the financial statements on or prior to October 1, 2012 are not comparable with the financial statements after October 1, 2012. Please refer to Dynegy’s second quarter Form 10-Q (when filed) for greater discussion of the accounting impacts of fresh-start accounting on the Company’s GAAP financial statements.

(3) The amounts within the Coal and Gas segments relate to intangible assets and liabilities related to rail transportation, coal contracts, gas revenue contracts and gas transportation contracts recorded in connection with the application of fresh-start accounting.

	Predecessor
	Three Months Ended June 30, 2012 (in millions)
	Coal	Gas	Other	Total
Operating Income / (Loss)	$(17)	$28	$(19)	$(8)
Plus / (Less):
Depreciation expense	4	36	3	43
Bankruptcy reorganization items, net	—	—	(23)	(23)
Other items, net	5	2	—	7
EBITDA from continuing operations (2)	(8)	66	(39)	19
Plus / (Less):
Bankruptcy reorganization items, net	—	—	23	23
Amortization of intangible assets	12	10	—	22
Mark-to-market (income) loss, net	2	(49)	—	(47)
Adjusted EBITDA from continuing operations (2)	$6	$27	$(16)	$17
Adjusted EBITDA from Legacy Dynegy (1)	(1)	—	(5)	(6)
Enterprise-wide Adjusted EBITDA (2)	$5	$27	$(21)	$11

(1) Dynegy’s second quarter 2012 consolidated results reflect the results of the Company’s accounting predecessor, Dynegy Holdings, LLC, which was its wholly-owned subsidiary until the Merger on September 30, 2012.  Additionally, effective September 1, 2011, Dynegy completed the transfer of Dynegy Midwest Generation.  As a result, the results of the Coal segment, as well as certain items in the Other segment, related to Legacy Dynegy are not included in the consolidated results for the three months ended June 30, 2012.  However, Adjusted EBITDA from Legacy Dynegy for the three months ended June 30, 2012 is included in this adjustment because management uses enterprise-wide Adjusted EBITDA to evaluate the operating performance of the entire power generation fleet.

(2) The non-GAAP financial measures of EBITDA and Adjusted EBITDA are used by management to evaluate Dynegy’s business on an ongoing basis.  Definitions, purposes and uses of such non-GAAP measures are included in Item 2.02 of our Current Report on Form 8-K filed with the SEC on August 1, 2013, which is available on the Company’s website: www.dynegy.com. Reconciliations of these measures to the most directly comparable GAAP measures are included in the accompanying schedules to this news release. General and administrative expenses are not allocated to each segment and are included in the Other segment. When the second quarter 2012 results were originally reported, Adjusted EBITDA of $(6) million associated with Dynegy Northeast Generation and its subsidiaries (DNE) was included. The DNE Debtor Entities were subsequently deconsolidated and DNE’s operating results were reclassified as discontinued operations; therefore, Adjusted EBITDA associated with DNE is no longer included in the second quarter 2012 Enterprise-wide Adjusted EBITDA.

Segment Review of Results Quarter-Over-Quarter

Coal — The second quarter 2013 operating loss was $49 million compared to a second quarter 2012 operating loss of $17 million. The coal segment, including the operating results in Legacy Dynegy’s consolidated financial statements until June 5, 2012, had an operating loss of $2,720 million for the second quarter 2012, or $68 million excluding the Loss on the Coal Holdco Transfer. Adjusted EBITDA totaled $(24) million during the second quarter 2013 compared to $5 million during the same period in 2012. The $29 million decrease in Adjusted EBITDA resulted from an increase in outages, higher rail expense and a decline in hedge settlements this quarter compared to the same period last year. An increase in outages, primarily at Baldwin and Hennepin, led to lower gross margin and increased operating expenses which reduced Adjusted EBITDA by $10 million. Rail transportation costs increased $4 million as a result of the rail contract modification that was signed during 2012. Hedge settlement revenues decreased $19 million compared to the second quarter of 2012 because the company benefitted from hedges during the second quarter of 2012 when commodity prices were weak but was a net payer on its hedges during the second quarter of 2013 due to the stronger commodity price environment. These lower hedge settlements were partially offset by a $6 million increase in physical energy margin attributable to higher power prices which more than offset an increase in transmission congestion.

Gas — The second quarter 2013 operating loss was $36 million compared to second quarter 2012 operating income of $28 million. Adjusted EBITDA totaled $53 million during the second quarter 2013 compared to $27 million during the same period in 2012. The $26 million increase in Adjusted EBITDA is primarily due to the absence of $61 million in negative settlements in 2012 related to legacy put options and other commercial positions. The benefit associated with lower financial settlements was partially offset by $5 million in lower market capacity payments primarily at the Kendall facility, a $4 million decrease in tolling payments associated with the early termination of the Morro Bay contract and a $19 million decrease in physical energy margin before hedges due to lower generation volumes and spark spreads.

Liquidity

As of July 26, 2013, Dynegy’s available liquidity was $787 million which included $500 million in cash and cash equivalents and $287 million of revolver availability under the Company’s revolving credit facility.

In April 2013, Dynegy closed $1.775 billion in new credit facilities including $1.3 billion in new senior, secured term loans and a $475 million corporate revolver. The proceeds of the term loans were used, together with cash on hand, to repay existing indebtedness at GasCo and CoalCo and to fund related transaction costs. In May 2013, Dynegy completed a Rule 144A private placement of $500 million in aggregate principal amount of 5.875% Senior Notes due 2023. Dynegy used the proceeds of the offering to repay $500 million of the term loans issued in April 2013. The remaining $800 million term loan matures in 2020 and is priced at LIBOR plus 300 basis points with a LIBOR floor of one percent. The new 5-year, $475 million revolving credit facility at Dynegy Inc. replaced an existing $150 million GasCo revolving credit facility. The interest rate charged on borrowings under the revolver will be LIBOR plus 275 basis points with no LIBOR floor. Together these financing activities released $335 million in restricted cash and reduced annual interest expense by approximately $100 million compared to the annual interest expense run rate at the Company’s emergence from bankruptcy in October 2012.

	July 26, 2013	June 30, 2013

Revolver capacity	$475	$475
Less: Outstanding letters of credit	(188)	(190)
Revolver availability	287	285
Cash and cash equivalents	500	461
Total available liquidity	$787	$746

Consolidated Cash Flow

Cash flow used in operations during the first half of 2013 was $10 million compared to cash flow used in operations of $107 million during the same period in 2012. During the first half of 2013, the business provided Adjusted EBITDA of $51 million which was more than offset by $44 million in interest payments; $7 million in negative changes in working capital, which includes $2 million of increased collateral postings to satisfy counterparty collateral requirements; and $10 million related to acquisition, integration and other expenses. During the first half of 2012, the business provided Adjusted EBITDA from continuing operations of $42 million and $2 million related to receipt of a tax refund. This was more than offset by $20 million in negative Adjusted EBITDA related to discontinued operations, $34 million in interest payments and $97 million in negative working capital changes, primarily associated with collateral postings to satisfy counterparty collateral demands.

Cash flow provided by investing activities totaled $283 million during the first half of 2013 compared to cash flow provided by investing activities of $372 million during the same period in 2012. During the first half of 2013, capital expenditures totaled $55 million, including $51 million in maintenance capital expenditures and $4 million in environmental capital expenditures. During the first half of 2012, capital expenditures totaled $37 million, including $31 million in maintenance capital expenditures and $6 million in environmental capital expenditures. During the first half of 2013, there was a $335 million net cash inflow related to restricted cash balances compared to a $134 million net cash inflow in the same period in 2012. In 2012 there was a $256 million cash inflow related to the DMG acquisition that did not recur in 2013.

Cash flow used in financing activities during the first half 2013 was $160 million compared to cash flow used in financing activities of $7 million during the same period in 2012. During 2012, proceeds related to refinancing of $1,753 million were more than offset by borrowings and debt issuance costs of $1,913 million.

PRIDE Update

Dynegy continues to use the PRIDE initiative to improve operating performance, cost structure and the balance sheet and to drive recurring cash flow benefits. Total PRIDE related contributions for 2013 are expected to include margin and cost improvements of approximately $40 million. Additionally, 2013 balance sheet improvements are projected to be $162 million, an increase of $79 million from the prior forecast. Since the program’s inception, a total of $157 million in margin and cost improvements compared to our 2010 baseline and $686 million in balance sheet improvements have been identified.

Guidance Update

Enterprise-wide Adjusted EBITDA guidance range is being lowered by $50 million to $200-$225 million due to the impact of extended outages in the Coal segment and persistent, high basis differentials which negatively impacted physical energy revenues and correlations with the Company’s hedges. These factors more than offset improvements in the Gas segment including higher realized prices at the Independence facility during the first quarter and increased resource adequacy sales from our California facilities. As a result of the second quarter refinancing which led to lower than expected interest rates, a higher than anticipated release of restricted cash and a reduced debt repayment net of incremental costs associated with the refinancing, Dynegy is increasing its Free Cash Flow guidance by $50 million to a range $190-$215 million.

AER Integration Update

The estimate of annual synergies of the combined operations is being increased from $60 million to $75 million. The increase is largely due to greater cost reductions than expected from corporate infrastructure and increased savings from operational and procurement initiatives. In July, Illinois Power Holdings along with AER and AmerenEnergy Medina Valley Cogen filed a new variance petition with the Illinois Pollution Control Board requesting materially the same relief that AER was granted in 2012. The Ameren Energy Resources acquisition continues to progress, with an expected closing in the fourth quarter.

Investor Conference Call/Webcast

Dynegy will discuss its second quarter 2013 financial results during an investor conference call and webcast today, August 1, 2013, at 9 a.m. ET/8 a.m. CT. Participants may access the webcast and the related presentation materials in the “Investor Relations” section of www.dynegy.com.

ABOUT DYNEGY

Dynegy’s subsidiaries produce and sell electric energy, capacity and ancillary services in key U.S. markets. The Dynegy Power, LLC power generation portfolio consists of approximately 6,771 megawatts of primarily natural gas-fired intermediate and peaking power generation facilities. The Dynegy Midwest Generation, LLC portfolio consists of approximately 2,980 megawatts of primarily coal-fired baseload power plants.

This press release contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements,” particularly those statements concerning Dynegy’s: expectations of its segments’ established guidance ranges; continued progress in addressing the impacts of transmission congestion; ability to obtain variance relief from the IPCB and close of the AER acquisition during the fourth quarter; execution of its PRIDE initiative to improve operating performance, cost structure and the balance sheet to drive cash flow benefits; anticipated earnings and cash flows and updated 2013 Adjusted EBITDA and cash flow guidance. Historically, Dynegy’s performance has deviated, in some cases materially, from its cash flow and earnings guidance. Discussion of risks and uncertainties that could cause actual results to differ materially from current projections, forecasts, estimates and expectations of Dynegy is contained in Dynegy’s filings with the Securities and Exchange Commission (the “SEC”). Specifically, Dynegy makes reference to, and incorporates herein by reference, the section entitled “Risk Factors” in its 2012 Form 10-K, first quarter 2013 Form 10-Q and second quarter 2013 Form 10-Q, when filed. In addition to the risks and uncertainties set forth in Dynegy’s SEC filings, the forward-looking statements described in this press release could be affected by, among other things, (i) assumptions used to update the 2013 guidance estimates do not materialize, including but not limited to, assumptions regarding gas prices and basis risk (ii) Dynegy’s expectations and beliefs related to the AER Acquisition and satisfying closing conditions, including obtaining variance relief from the IPCB; (iii) Dynegy’s anticipated benefits and expected synergies resulting from the AER acquisition and beliefs associated with the integration of operations; (iv) Dynegy’s ability to consummate the Dynegy Northeast Generation, Inc. Chapter 11 Joint Plan of Liquidation; (v) lack of comparable financial data due to the application of fresh-start accounting; (vi) beliefs and assumptions relating to Dynegy’s liquidity, available borrowing capacity and capital resources, generally, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties; (vii) limitations on Dynegy’s ability to utilize previously incurred federal net operating losses or alternative minimum tax credits; (viii) expectations regarding Dynegy’s compliance with the Credit Agreement, including collateral demands, interest expense, financial ratios and other payments; (ix) the timing and anticipated benefits to be achieved through Dynegy’s company-wide savings improvement programs, including its PRIDE initiative; (x) efforts to identify opportunities to reduce congestion and improve busbar power prices; (xi) assumptions to achieve benefit and fixed cost savings through negotiations with IBEW Local 51; (xii) expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change, air emissions, cooling water intake structures, coal combustion byproducts, and other laws and regulations to which Dynegy is, or could become, subject; (xiii) beliefs, assumptions and projections regarding the demand for power, generation volumes and commodity pricing, including natural gas prices and the timing of a recovery in natural gas prices, if any; (xiv) sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof; (xv) beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market, including the anticipation of higher market pricing over the longer term; (xvi) the effectiveness of Dynegy’s strategies to capture opportunities presented by changes in commodity prices and to manage Dynegy’s exposure to energy price volatility; (xvii) beliefs and assumptions about weather and general economic conditions; (xviii) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability; (xix) Dynegy’s focus on safety and its ability to efficiently operate its assets so as to capture revenue generating opportunities and operating margins; (xx) beliefs about the costs and scope of the ongoing demolition and site remediation efforts at the South Bay and Vermilion facilities; (xxi) beliefs and assumptions regarding the outcome of the SCE contract terminations dispute and the impact of such terminations on the timing and amount of future cash flows; (xxii) ability to mitigate impacts associated with expiring RMR and/or capacity contracts; (xxiii) beliefs about the outcome of legal, administrative, legislative and regulatory matters, including the impact of final rules regarding derivatives issued by the CFTC under the Dodd-Frank Act; and (xxiv) expectations regarding performance standards and estimates regarding capital and maintenance expenditures. Any or all of Dynegy’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond Dynegy’s control.

Dynegy Inc. Contacts: Media: Katy Sullivan, 713.767.5800; Analysts: 713.507.6466

DYNEGY INC.

REPORTED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN MILLIONS, EXCEPT PER SHARE DATA)

	Successor		Predecessor
	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012

Revenues	$301	$619	$270	$538
Cost of sales	(253)	(537)	(170)	(350)
Gross margin	48	82	100	188
Operating and maintenance expense	(85)	(156)	(48)	(82)
Depreciation expense	(49)	(103)	(43)	(65)
Gain on sale of assets, net	1	2	—	—
General and administrative expense	(25)	(47)	(17)	(37)
Acquisition and integration costs	(1)	(4)	—	—
Operating income (loss)	(111)	(226)	(8)	4
Bankruptcy reorganization items, net	(2)	(3)	(23)	129
Interest expense	(16)	(45)	(41)	(72)
Loss on extinguishment of debt	(12)	(11)	—	—
Impairment of Undertaking receivable, affiliate	—	—	—	(832)
Other income and expense, net	(9)	(7)	7	31
Loss from continuing operations before income taxes	(150)	(292)	(65)	(740)
Income tax benefit	—	—	1	7
Loss from continuing operations	(150)	(292)	(64)	(733)
Income (loss) from discontinued operations, net of tax	5	5	(5)	(418)
Net loss	$(145)	$(287)	$(69)	$(1,151)

Loss per share:

Basic loss per share (1):
Loss from continuing operations	$(1.50)	$(2.92)	N/A	N/A
Income from discontinued operations	0.05	0.05	N/A	N/A
Basic loss per share (1)	$(1.45)	$(2.87)	N/A	N/A

Diluted loss per share (1):
Loss from continuing operations	$(1.50)	$(2.92)	N/A	N/A
Income from discontinued operations	0.05	0.05	N/A	N/A
Diluted loss per share (1)	$(1.45)	$(2.87)	N/A	N/A

Basic shares outstanding	100	100	N/A	N/A

Diluted shares outstanding (2)	100	100	N/A	N/A

(1)              Prior to the Merger, DH was organized as a limited liability company and the capital structure of DH did not change until September 30, 2012.  Although Legacy Dynegy’s shares were publicly traded, DH did not have any publicly traded shares during the Predecessor periods; therefore, no loss per share is presented for the three and six months ended June 30, 2012.

(2)              Entities with a net loss from continuing operations are prohibited from including potential common shares in the computation of diluted per share amounts. Accordingly, we have utilized the basic shares outstanding amount to calculate both basic and diluted loss per share for the three and six months ended June 30, 2013.

DYNEGY INC.

REPORTED SEGMENTED RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2013

(UNAUDITED) (IN MILLIONS)

The following table provides summary financial data regarding our enterprise-wide Adjusted EBITDA by segment for the three months ended June 30, 2013:

	Successor
	Three Months Ended June 30, 2013
	Coal	Gas	Other	Total
Net loss				$(145)
Plus / (Less):
Income from discontinued operations, net of tax				(5)
Interest expense				16
Loss on extinguishment of debt				12
Depreciation expense				49
EBITDA (1)	$(39)	$2	$(36)	$(73)
Plus / (Less):
Bankruptcy reorganization items, net	—	—	2	2
Acquisition and integration costs	—	—	1	1
Mark-to-market (income) loss, net	(18)	19	—	1
Amortization of intangible assets and liabilities (2)	33	31	—	64
Change in fair value of common stock warrants	—	—	9	9
Restructuring costs and other expenses	—	—	3	3
Other	—	1	—	1
Enterprise-wide Adjusted EBITDA (1)	$(24)	$53	$(21)	$8

(1)              EBITDA and Adjusted EBITDA are non-GAAP financial measures.  Please refer to Item 2.02 of our Form 8-K filed on August 1, 2013, for definitions, utility and uses of such non-GAAP financial measures.  A reconciliation of EBITDA to Operating loss is presented below.  Management does not allocate interest expense and income taxes on a segment level and therefore uses Operating loss as the most directly comparable GAAP measure.

	Successor
	Three Months Ended June 30, 2013
	Coal	Gas	Other	Total
Operating loss	$(49)	$(36)	$(26)	$(111)
Depreciation expense	10	39	—	49
Bankruptcy reorganization items, net	—	—	(2)	(2)
Other items, net	—	(1)	(8)	(9)
EBITDA	$(39)	$2	$(36)	$(73)

(2)              The amounts within the Coal and Gas segments relate to intangible assets and liabilities related to rail transportation, coal contracts, gas revenue contracts and gas transportation contracts recorded in connection with the application of fresh-start accounting.

DYNEGY INC.

REPORTED SEGMENTED RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2012

(UNAUDITED) (IN MILLIONS)

The following table provides summary financial data regarding our enterprise-wide Adjusted EBITDA by segment for the three months ended June 30, 2012:

	Predecessor
	Three Months Ended June 30, 2012
	Coal	Gas	Other	Total
Net loss				$(69)
Plus / (Less):
Loss from discontinued operations, net of tax				5
Income tax benefit (1)				(1)
Interest expense				41
Depreciation expense				43
EBITDA from continuing operations (2)	$(8)	$66	$(39)	$19
Plus / (Less):
Bankruptcy reorganization items, net	—	—	23	23
Amortization of intangible assets	12	10	—	22
Mark-to-market (income) loss, net	2	(49)	—	(47)
Adjusted EBITDA from continuing operations (2)	$6	$27	$(16)	$17
Adjusted EBITDA from Legacy Dynegy (2)(3)	(1)	—	(5)	(6)
Enterprise-wide Adjusted EBITDA (2)	$5	$27	$(21)	$11

(1)              For the three months ended June 30, 2012, the difference between the effective tax rate of 1 percent and the federal statutory tax rate of 35 percent resulted primarily from a valuation allowance to eliminate our net deferred tax assets partially offset by the impact of state taxes.

(2)              EBITDA and Adjusted EBITDA are non-GAAP financial measures.  Please refer to Item 2.02 of our Form 8-K filed on August 1, 2013, for definitions, utility and uses of such non-GAAP financial measures.  A reconciliation of EBITDA to Operating income (loss) is presented below.  Management does not allocate interest expense and income taxes on a segment level and therefore uses Operating income (loss) as the most directly comparable GAAP measure.  When the second quarter 2012 results were originally reported, Adjusted EBITDA of $(6) million associated with DNE was included.  The DNE Debtor Entities were subsequently deconsolidated and we reclassified DNE’s operating results as discontinued operations; therefore, Adjusted EBITDA associated with DNE is no longer included in the second quarter 2012 Enterprise-wide Adjusted EBITDA.

	Predecessor
	Three Months Ended June 30, 2012
	Coal	Gas	Other	Total
Operating income (loss)	$(17)	$28	$(19)	$(8)
Bankruptcy reorganization items, net	—	—	(23)	(23)
Depreciation expense	4	36	3	43
Other items, net	5	2	—	7
EBITDA from continuing operations	$(8)	$66	$(39)	$19

(3)              Our consolidated results for the three months ended June 30, 2012 reflect the results of our accounting predecessor, DH, which was our wholly-owned subsidiary until the Merger on September 30, 2012.  Additionally, effective September 1, 2011, we completed the DMG Transfer and effective June 5, 2012, we completed the DMG Acquisition.  As a result, the results of our Coal segment, related to Legacy Dynegy, are not included in our consolidated results for the period of April 1 through June 5, 2012.  Additionally, the results of certain items in the Other segment related to Legacy Dynegy are not included in our consolidated results for the three months ended June 30, 2012.  However, we have included the Adjusted EBITDA from Legacy Dynegy for this period in this adjustment because management uses enterprise-wide Adjusted EBITDA to evaluate the operating performance of our entire power generation fleet.  The following table presents a reconciliation of Legacy Dynegy Adjusted EBITDA to Operating income (loss):

	Predecessor
	Three Months Ended June 30, 2012
	Coal	Other	Total
Operating income (loss)	$(2,703)	$1,667	$(1,036)
Depreciation expense	28	—	28
Loss from unconsolidated investment	—	(1)	(1)
EBITDA	(2,675)	1,666	(1,009)
Plus / (Less):
Loss (gain) on Coal Holdco Transfer	2,652	(1,711)	941
Restructuring charges	—	39	39
Loss from unconsolidated investment	—	1	1
Mark-to-market income, net	22	—	22
Adjusted EBITDA from Legacy Dynegy	$(1)	$(5)	$(6)

DYNEGY INC.

REPORTED SEGMENTED RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2013

(UNAUDITED) (IN MILLIONS)

The following table provides summary financial data regarding our enterprise-wide Adjusted EBITDA by segment for the six months ended June 30, 2013:

	Successor
	Six Months Ended June 30, 2013
	Coal	Gas	Other	Total
Net loss				$(287)
Plus / (Less):
Income from discontinued operations, net of tax				(5)
Interest expense				45
Loss on extinguishment of debt				11
Depreciation expense				103
EBITDA (1)	$(106)	$35	$(62)	$(133)
Plus / (Less):
Bankruptcy reorganization items, net	—	—	3	3
Acquisition and integration costs	—	—	4	4
Mark-to-market loss, net	22	15	—	37
Amortization of intangible assets and liabilities (2)	64	63	—	127
Change in fair value of common stock warrants	—	—	9	9
Restructuring costs and other expenses	—	—	3	3
Other	—	1	—	1
Enterprise-wide Adjusted EBITDA (1)	$(20)	$114	$(43)	$51

(1)              EBITDA and Adjusted EBITDA are non-GAAP financial measures.  Please refer to Item 2.02 of our Form 8-K filed on August 1, 2013, for definitions, utility and uses of such non-GAAP financial measures.  A reconciliation of EBITDA to Operating loss is presented below.  Management does not allocate interest expense and income taxes on a segment level and therefore uses Operating loss as the most directly comparable GAAP measure.

	Successor
	Six Months Ended June 30, 2013
	Coal	Gas	Other	Total
Operating loss	$(129)	$(44)	$(53)	$(226)
Depreciation expense	23	79	1	103
Bankruptcy reorganization items, net	—	—	(3)	(3)
Other items, net	—	—	(7)	(7)
EBITDA	$(106)	$35	$(62)	$(133)

(2)         The amounts within the Coal and Gas segments relate to intangible assets and liabilities related to rail transportation, coal contracts, gas revenue contracts and gas transportation contracts recorded in connection with the application of fresh-start accounting.

DYNEGY INC.

REPORTED SEGMENTED RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2012

(UNAUDITED) (IN MILLIONS)

The following table provides summary financial data regarding our enterprise-wide Adjusted EBITDA by segment for the six months ended June 30, 2012:

	Predecessor
	Six Months Ended June 30, 2012
	Coal	Gas	Other	Total
Net loss				$(1,151)
Plus / (Less):
Loss from discontinued operations, net of tax				418
Income tax benefit (1)				(7)
Interest expense				72
Depreciation expense				65
EBITDA from continuing operations (2)	$(8)	$120	$(715)	$(603)
Plus / (Less):
Impairment of Undertaking receivable, affiliate	—	—	832	832
Bankruptcy reorganization items, net	—	—	(129)	(129)
Interest income on Undertaking receivable	—	—	(24)	(24)
Restructuring costs and other expense	—	—	5	5
Amortization of intangible assets	12	20	—	32
Mark-to-market (income) loss, net	2	(74)	—	(72)
Premium adjustment	—	1	—	1
Adjusted EBITDA from continuing operations (2)	$6	$67	$(31)	$42
Adjusted EBITDA from Legacy Dynegy (2)(3)	21	—	(14)	7
Enterprise-wide Adjusted EBITDA (2)	$27	$67	$(45)	$49

(1)              For the six months ended June 30, 2012, the difference between the effective tax rate of one percent and the federal statutory tax rate of 35 percent resulted primarily from a valuation allowance to eliminate our net deferred tax assets partially offset by the impact of state taxes.

(2)              EBITDA and Adjusted EBITDA are non-GAAP financial measures.  Please refer to Item 2.02 of our Form 8-K filed on August 1, 2013, for definitions, utility and uses of such non-GAAP financial measures.  A reconciliation of EBITDA to Operating income (loss) is presented below.  Management does not allocate interest expense and income taxes on a segment level and therefore uses Operating income (loss) as the most directly comparable GAAP measure.  When our consolidated results for the six months ended June 30, 2012 were originally reported, Adjusted EBITDA of $(20) million associated with DNE was included.  The DNE Debtor Entities were subsequently deconsolidated and we reclassified DNE’s operating results as discontinued operations; therefore, Adjusted EBITDA associated with DNE is no longer included in the Enterprise-wide Adjusted EBITDA for the six months ended June 30, 2012.

	Predecessor
	Six Months Ended June 30, 2012
	Coal	Gas	Other	Total
Operating income (loss)	$(17)	$62	$(41)	$4
Impairment of Undertaking receivable, affiliate	—	—	(832)	(832)
Bankruptcy reorganization items, net	—	—	129	129
Depreciation expense	4	56	5	65
Other items, net	5	2	24	31
EBITDA from continuing operations	$(8)	$120	$(715)	$(603)

(3)              Our consolidated results for the six months ended June 30, 2012 reflect the results of our accounting predecessor, DH, which was our wholly-owned subsidiary until the Merger on September 30, 2012.  Additionally, effective September 1, 2011, we completed the DMG Transfer and effective June 5, 2012, we completed the DMG Acquisition.  As a result, the results of our Coal segment, related to Legacy Dynegy, were not included in our consolidated results for the period of January 1 through June 5, 2012.  Additionally, the results of certain items in the Other segment related to Legacy Dynegy were not included in our consolidated results for the six months ended June 30, 2012.  However, we have included the Adjusted EBITDA from Legacy Dynegy for this period in this adjustment because management uses enterprise-wide Adjusted EBITDA to evaluate the operating performance of our entire power generation fleet.  The following table presents a reconciliation of Legacy Dynegy Adjusted EBITDA to Operating income (loss):

	Predecessor
	Six Months Ended June 30, 2012
	Coal	Other	Total
Operating income (loss)	$(2,701)	$1,644	$(1,057)
Depreciation expense	78	—	78
Loss from unconsolidated investment	—	(1)	(1)
EBITDA	(2,623)	1,643	(980)
Plus / (Less):
Loss (gain) on Coal Holdco Transfer	2,652	(1,711)	941
Restructuring charges	—	53	53
Loss from unconsolidated investment	—	1	1
Mark-to-market income, net	(8)	—	(8)
Adjusted EBITDA from Legacy Dynegy	$21	$(14)	$7

Regulation G Reconciliation

DYNEGY INC.

2013 Guidance

	CoalCo		GasCo		Corporate		Dynegy Consolidated
	Low	High	Low	High	Low	High	Low	High
Net Income (Loss)							$(391)	$(415)
Plus/ (Less):
Income from discontinued operations, net of tax (3)							(5)	(5)
Bankruptcy reorganization items, net							3	5
Loss on extinguishment of debt (3)							11	11
Interest expense							85	85
Other items, net							10	15
Operating Income (Loss)	$(190)	$(184)	$(9)	$(15)	$(108)	$(110)	$(287)	$(304)
Depreciation Expense	33	47	148	164	3	3	184	214
Bankruptcy reorganization items, net	—	—	—	—	(3)	(5)	(3)	(5)
Other items, net	—	—	—	—	(10)	(15)	(10)	(15)
EBITDA (1)	(157)	(137)	139	149	(118)	(127)	(116)	(110)
Plus:
Bankruptcy reorganization items, net	—	—	—	—	3	5	3	5
Acquisition and integration costs	—	—	—	—	10	15	10	15
Market-to-market loss, net (2)	22	22	15	15	—	—	37	37
Amortization of intangible assets and liabilities	125	130	125	130	—	—	250	260
Change in fair value of common stock warrants (2)	—	—	—	—	9	9	9	9
Restructuring costs and other expenses	—	—	—	—	6	8	6	8
Other (3)	—	—	1	1	—	—	1	1
Adjusted EBITDA (1)	$(10)	$15	$280	$295	$(90)	$(90)	$200	$225

(1)     EBITDA and Adjusted EBITDA are non-GAAP Measures.  Management does not allocate interest expense and income taxes on a segment level and therefore uses Operating Income (Loss) as the most directly comparable GAAP measure.

(2)     Represents actual amounts for the six months ended June 30, 2013. Full year results will vary based on changes in the market through December 31, 2013.

(3)     Represents actual amounts for the six months ended June 30, 2013.

Free Cash Flow Guidance - Regulation G Reconciliation

(IN MILLIONS)

	Dynegy Consolidated
	Low	High
Adjusted EBITDA	$200	$225
Cash Interest Payments	(85)	(85)
Other Changes	15	15
Cash Flow from Operations	130	155
Interest rate swap settlements	(5)	(5)
Maintenance Capital Expenditures	(100)	(100)
Environmental Capital Expenditures	(10)	(10)
Costs to refinance debt	(100)	(100)
Return of restricted cash posted as collateral, net (4)	275	275
Free Cash Flow	$190	$215

(4)              Amount represents the return of restricted cash posted as collateral net of $61 million used to repay existing debt.

DYNEGY INC.

OPERATING DATA

The following table provides summary financial data regarding our Coal and Gas segment results of operations for the three and six months ended June 30, 2013 and 2012, respectively.  As a result of the DMG Transfer, the results of our Coal segment are only included in our consolidated results subsequent to June 5, 2012; however, we have included the results of our Coal segment for the period from April 1, 2012 through June 5, 2012 and from January 1, 2012 through June 5, 2012, related to Legacy Dynegy, in our consolidated results for the three and six months ended June 30, 2012 for comparative purposes.

	Successor		Predecessor	Legacy Dynegy	Combined	Predecessor	Legacy Dynegy	Combined
	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	June 6 Through June 30, 2012	April 1 Through June 5, 2012	Three Months Ended June 30, 2012	June 6 Through June 30, 2012	January 1 Through June 5, 2012	Six Months Ended June 30, 2012
Coal
Million Megawatt Hours Generated (1)	4.4	9.4	1.7	2.9	4.6	1.7	8.5	10.2
In Market Availability for Coal-Fired Facilities (2)	91%	90%	94%	92%	93%	94%	93%	94%
Average Quoted On-Peak Market Power Prices ($/MWh) (3):
Indiana (Indy Hub)	$41.76	$37.96	$38.34	$31.45	$33.74	$38.34	$30.41	$31.74
Gas
Million Megawatt Hours Generated (4)	3.5	7.8			4.8			10.7
In Market Availability for Combined Cycle Facilities (5)	96%	97%			96%			97%
Average Capacity Factor for Combined Cycle Facilities (6)	35%	20%			50%			55%
Average Market On-Peak Spark Spreads ($/MWh) (7)	$13.46	$13.30			$14.87			$12.61
Average Market Off-Peak Spark Spreads ($/MWh) (7)	$1.91	$2.62			$4.46			$4.79
Average natural gas price - Henry Hub ($/MMBtu) (8)	$4.01	$3.75			$2.27			$2.36

(1)              Reflects production volumes in million MWh generated during the period that Coal was included in our consolidated results and during the period that Coal was included in Legacy Dynegy’s consolidated results during the three and six months ended June 30, 2013 and 2012, respectively.

(2)              Reflects the percentage of generation available the period that Coal was included in our consolidated results and during the period that Coal was included in Legacy Dynegy’s consolidated results during the three and six months ended June 30, 2013 and 2012, respectively, when market prices are such that these units could be profitably dispatched.

(3)              Reflects the average of day-ahead quoted prices for the period that Coal was included in our consolidated results and during the period that Coal was included in Legacy Dynegy’s consolidated results during the three and six months ended June 30, 2013 and 2012, respectively, and does not necessarily reflect prices we realized.

(4)              Includes our ownership percentage in the MWh generated by our investment in the Black Mountain power generation facility for the three and six months ended June 30, 2013 and 2012, respectively.

(5)              Reflects the percentage of generation available when market prices are such that these units could be profitably dispatched.

(6)              Reflects actual production as a percentage of available capacity.

(7)              Reflects the average of our on- and off-peak spark spreads at the following facilities: Commonwealth Edison (NI Hub), PJM West, North of Path 15 (NP 15), New York - Zone A and Mass Hub.

(8)              Reflects the average of daily quoted prices for the periods presented and does not reflect costs incurred by us.

2